DATED May 10, 2021
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-237475
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES J, FLOATING RATE NOTES DUE 2022

SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series J, Floating Rate Notes Due 2022
Format:	SEC Registered-Registration Statement Number 333-237475
Trade Date:	May 10, 2021
Settlement Date (Original Issue Date):
May 17, 2021, which is the fifth business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium Term Notes on any date prior to two business days before delivery will be required, because the Medium-Term Notes will not initially settle in T+2, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	November 17, 2022
Principal Amount:	$500,000,000
Price to Public (Issue Price):	100.000%
Dealers’ Commission:	0.125% (12.5 basis points)
All-in-price:	99.875%
Net Proceeds to Issuer:	$499,375,000
Interest Rate Basis (Benchmark):	Compounded SOFR (as defined in the Preliminary Pricing Supplement dated May 10, 2021)
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	15.0 basis points (0.150%)
Interest Rate Calculation:	Compounded SOFR determined on Interest Determination Date plus the Spread
Minimum Interest Rate:	0.000%
Initial Interest Rate:	Compounded SOFR determined on August 13, 2021 plus the Spread, accruing from and including May 17, 2021 to but excluding the first Interest Payment Date, calculated as described in the Preliminary Pricing Supplement dated May 10, 2021
Interest Reset Periods and Dates:	Quarterly on the 17th of February, May, August and November of each year prior to the Maturity Date, calculated as described in the Preliminary Pricing Supplement dated May 10, 2021
Interest Determination Dates:	Quarterly, two (2) U.S. Government Securities Business Days prior to each Interest Reset Date
Interest Payment Dates:	Interest will be paid quarterly on the 17th of February, May, August and November, commencing August 17, 2021 and ending on the Maturity Date
Interest Period:	The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date)

Observation Period:	The period from and including two U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding two U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including two U.S. Government Securities Business Days preceding the Settlement Date to but excluding two U.S. Government Securities Business Days preceding the first Interest Payment Date.
Day Count Convention:	Actual/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Barclays Capital Inc. (23.34%)
J.P. Morgan Securities LLC (23.33%)
SG Americas Securities, LLC (23.33%)
Co-Managers:	BNP Paribas Securities Corp. (2.43%)
HSBC Securities (USA) Inc. (2.43%)
ING Financial Markets LLC (2.43%)
Lloyds Securities Inc. (2.43%)
TD Securities (USA) LLC (2.43%)
U.S. Bancorp Investments, Inc. (2.43%)
Commerz Markets LLC (1.86%)
Loop Capital Markets LLC (1.58%)
Scotia Capital (USA) Inc. (1.43%)
Standard Chartered Bank (1.43%)
Mizuho Securities USA LLC (1.29%)
Wells Fargo Securities, LLC (1.29%)
ANZ Securities, Inc. (0.86%)
ICBC Standard Bank Plc (0.86%)
KBC Securities USA LLC (0.86%)
SMBC Nikko Securities America, Inc. (0.86%)
Mischler Financial Group, Inc. (0.71%)
Westpac Capital Markets LLC (0.71%)
BBVA Securities Inc. (0.56%)
BNY Mellon Capital Markets, LLC (0.56%)
Itau BBA USA Securities, Inc. (0.56%)

ICBC Standard Bank Plc is restricted in its US securities dealings under the Bank Holding Company Act and is not a U.S.-registered broker-dealer. All sales of securities in the U.S. will be made by or through U.S.-registered broker-dealers. ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes in the United States. ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes for offer and/or sale in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.
Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Billing and Delivery Agent:	Barclays Capital Inc.
Exchange Rate Agent:	U.S. Bank National Association
Calculation Agent:	U.S. Bank National Association
CUSIP:	14913R2N6
Other Provisions:
No PRIIPs KID - No EU PRIIPs key information document (KID) or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Notice to Swiss Investors

The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Neither this pricing supplement nor any accompanying prospectus supplement, prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors provided there is no publicity for the notes in Switzerland and no Swiss prospectus requirements are triggered. This pricing supplement and accompanying prospectus and prospectus supplement may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this pricing supplement and accompanying prospectus and prospectus supplement or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, J.P. Morgan Securities LLC collect at (212) 834-4533 or SG Americas Securities, LLC toll free at (855) 881-2108.

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